Exhibit 18

March 30, 2005

Board of Directors of

International Specialty Holdings Inc.

300 Delaware Avenue

Suite 303

Wilmington, De1aware 19801

Ladies and Gentlemen:

We have audited the consolidated balance sheets of International Specialty Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and have reported thereon under date of March 30, 2005. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2004. As stated in Note 9 to these financial statements, the Company changed its method of accounting for inventories from the FIFO method to the LIFO method for the Synthetic Elastomers business segment and states that the newly adopted accounting principle is preferable in the circumstances because the LIFO method of valuing inventories more closely matches current costs and revenues in periods when prices of goods and services are increasing significantly. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter. Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP